Notes to Financial Statements

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS OPERATIONS

General

B. Riley Wealth Management, Inc. (the "Company") is a fully disclosed broker-dealer of investment securities and a Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") registered investment adviser. The Company is a full-service brokerage firm incorporated under the laws of the state of Tennessee and has 21 branch offices in 14 states. Since the Company is a fully disclosed broker-dealer, substantially all transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of B. Riley Wealth Management Holdings, Inc. ("BRWMH"). BRWMH is a subsidiary of B. Riley Financial, Inc.

The Company is a securities broker-dealer providing several classes of services including principal, agency, and investment advisory services.

The Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(i) provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities for, or owe money or securities to, customers and effectuates all transactions between the clearing-broker dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of B. Riley Wealth Management". The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all customer accounts and custodian responsibility includes maintenance and preservation of all related books and records as are customarily retained by the clearing broker-dealer.

Clearing Arrangement

All customer accounts, other than certain mutual funds and annuities, are carried with Wells Fargo Clearing Services, LLC ("WFC"), a member of the New York Stock Exchange, and National Financial Services, LLC ("NFS"), a member of the New York Stock Exchange. The Company's commissions are collected by WFC and NFS as the Company's clearing firms. The clearing firms remit commissions, net of clearing charges, to the Company at least monthly.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board ("FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Securities Transactions

Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis, as if transactions had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the receivables from clearing organizations on the statement of financial condition.

Customers' securities transactions are reported on a settlement date basis with related commission revenues and expenses recorded on a trade date basis.

Receivables From Clearing Organizations

Receivables relating to trade transactions pending settlement are netted in receivables from clearing organizations in the statement of financial condition, netted by clearing organization.

The Company maintains a margin account with WFC. Depending on daily cash requirements or securities held in inventory at the time, these accounts may represent excess cash on deposit or a margin loan payable.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Doubtful Accounts

The Company recognizes an allowance for losses on forgivable loans in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable receivables considered at risk or uncollectable.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Intangible Assets

Intangible assets determined to have finite lives are amortized based upon the estimated economic benefits received. Intangible assets are tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value has decreased below the carrying value. An impairment loss is recognized if the carrying value of the intangible asset is not recoverable and exceeds fair value. The carrying value of the intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset.

Income Taxes

The Company is included in the consolidated federal income tax return of BRWMH. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from BRWMH.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred taxes primarily result from timing differences in the recognition of depreciation and not operating loss carryforwards for financial reporting and tax reporting purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more likely-than-not" threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2019, management has determined that there are no material uncertain income tax positions. The Company files U.S. Federal tax returns as well as returns with various state and local jurisdictions. The Company generally is no longer subject to U.S. Federal, state and local tax examination by tax authorities for years prior to fiscal year 2016.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to calculate estimates and make assumptions that affect the reported assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02 (Topic 842) *Leases*, which requires a lessee to recognize a right-of-use (ROU) asset and lease liability on the balance sheet for all leases with a term longer than 12 months and provide enhanced disclosures. The Company adopted the new standard effective January 1, 2019 using a modified retrospective method. The Company elected the 'package of practical expedients,' which permits the Company not to reassess under the new standard the Company's prior conclusions about lease identification, lease classification and initial direct costs. Upon adoption of ASC 842 on January 1, 2019, the Company recognized $13,252,958 operating lease liabilities with corresponding operating lease right-of-use assets. See Note 9 to the accompanying financial statements for additional information on leases.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments − Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." This accounting update impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. CECL will replace the loss model currently applicable to bank loans, held-to-maturity securities, and other receivables carried at amortized cost. The accounting update is effective for fiscal years beginning after December 15, 2019 under a modified retrospective approach with early adoption permitted. The Company has not yet adopted this update and is currently evaluating the impact it may have on its financial condition and results of operations.

NOTE 3 - RECEIVABLES FROM CLEARING ORGANIZATIONS

Receivables from clearing organizations at December 31, 2019, consist of the following:

Clearing Deposit, WFC	$	252,531
Clearing Deposit, NFS		250,000
Clearing Deposit, National Securities Clearing Corp		5,000
Receivable from clearing organizations		681,758
Fees and commissions receivable/payable, net		255,200
Margin accounts cash balance		4,528,424
	$	5,972,913

The Company clears certain of its proprietary transactions through clearing organizations. Cash and financial instruments owned and held at the clearing organizations may collateralize securities sold not yet purchased and amounts payable and may serve to satisfy regulatory capital or margin requirements.

Notes to Financial Statements

NOTE 4 - FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized with the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets or liabilities.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 – Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government agency securities – U.S. Government agency securities are comprised of agency issued debt. Agency issued debt securities are generally valued in a manner similar to U.S. Government securities and are categorized in Level 2 of the hierarchy.

Certificates of deposit – Certificates of deposit are comprised of two main categories consisting of securities traded on national exchanges and securities that are privately held by banks. These securities are valued based on market quotations if available or at the principal balance provided the maturity is less than one year and are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

Equity securities (common & preferred stock and equity options) – Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized as Level 1 in the fair value hierarchy. Preferred stock and other equities traded on inactive markets or valued by reference to similar instruments are categorized in Level 2.

Fixed income securities – Fixed income securities are comprised of corporate bonds and municipal securities. The fair value of these securities is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Depending on market activity levels and whether quotations or other data are used, these securities are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

U.S. Government securities – U.S. Government securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotation. U.S. Government securities are categorized in Level 1 or Level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities.

Notes to Financial Statements

NOTE 4 - FAIR VALUE MEASUREMENT (continued)

The following table summarizes the levels assigned, as of December 31, 2019, in valuing the Company's assets and liabilities carried at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Assets				
Securities and other investments owned, at fair value				
U.S. Government Agency Securities	$ -	$ 2	$ -	$ 2
Equity Securities	1,823,601	-	-	1,823,601
Municipal Securities	-	738,029	-	738,029
Certificates of Deposit	-	-	-	-
Corporate Bonds	-	157,411	-	157,411
	$ 1,823,601	$ 895,442	$ -	$ 2,719,043
Liabilities				
Securities sold, not yet purchased, at fair value				
U.S. Government Agency Securities	$ -	$ -	$ -	$ -
Equity Securities	36	-	-	36
Municipal Securities	-	15,323	-	15,323
Non-Convertible & Convertible Debt	-	23	-	23
Certificates of Deposit	-	250,000	-	250,000
	$ 36	$ 265,346	$ -	$ 265,382

The Company determines the assigned investment levels at each measurement date. Transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy for the recognition of transfers between fair value hierarchy levels. There were no significant transfers among Levels 1, 2, and 3 during the period.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment and the related accumulated depreciation and amortization at December 31, 2019 consisted of the following:

Furniture and Fixtures	$ 1,385,550
Office Equipment	318,200
Computer Hardware	1,541,197
Software Purchased	852,348
Leasehold Improvements	1,281,765
	5,379,060
Less accumulated depreciation	(3,778,364)
	$ 1,600,696

NOTE 6 - PROFIT-SHARING PLAN

The Company has a 401(k)-profit-sharing plan administrated by B. Riley Financial, Inc. for all full-time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches 25 percent of employees' contributions up to 6 percent of employees' eligible compensation. Employees become fully vested in employer contributions. The Company did not make a profit-sharing contribution for the year ended December 31, 2019.

NOTE 7 - FORGIVABLE LOANS

The Company entered into employment agreements with certain employees. The Company advanced amounts to the employees in return for the employees' commitment to be employed for a specified period. The agreements call for the Company to forgive advanced amounts over the respective employment periods which range from 30 to 84 months. Advances are expensed ratably over the term of the agreements.

NOTE 8 - RELATED-PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of BRWMH. Through the common ownership of BRWMH, the Company has one sister company: Fiduciary Financial Services of the Southwest, Inc. ("FFSS"). BRWMH is a wholly owned subsidiary of B. Riley Financial, Inc. ("BRF"). Through BRF, the Company has a related-party relationship with FBR Capital Markets & Co ("BRFBR"), GAA Advisory & Valuation Services LLC ("GAA"), B. Riley Capital Management (BRCM), GAG Intellectual Property Advisor ("GIP"), Glass Ratner Advisory & Capital Group, LLC ("GRA"), B. Riley Principal Inv. ("BRPI"), and B. Riley Corporate Servic es, Inc. ("BCS").

Periodically the Company engages in transactions with related parties. Transactions with BRWMH include allocation of overhead expenses, payment of expenses on behalf of BRWMH, and cash transfers for repayment of amounts due and for operating purposes. Transactions with sister companies include payment of expenses on their behalf and cash transfers for repayment of amounts due and for operating purposes.

The Company recorded the following related party receivables from and payables to its parent and sister companies that arose during the ordinary course of business as of December 31, 2019:

Receivable from affiliates		
FFSS	$	53,612
BRFBR		129,237
GAA		10,157
GIP		5,651
GRA		8,605
BRPI		385
	$	207,647
Payable to affiliates		
BRF	$	400,891
BRCM		21,024
BCS		290,143
	$	712,058

B. Riley Wealth Management, Inc.
(A wholly owned subsidiary of B. Riley Wealth Management Holdings, Inc.)

Notes to Financial Statements

NOTE 9 - LEASING ARRANGEMENTS

The Company's operating lease assets primarily represent the lease of office space where the Company conducts its operations with the weighted average lease term of 7.4 years. The operating leases have lease terms ranging from one month to twelve years. The weighted average discount rate used to calculate the present value of lease payments was 5.58% at December 31, 2019.

As of December 31, 2019, maturities of operating lease liabilities were as follows:

2020	$	2,969,271
2021		1,972,760
2022		1,541,407
2023		1,146,130
2024		955,912
Thereafter		4,026,327
Total lease payments	$	12,611,807
Less: imputed interest		(2,341,509)
Total operating lease liability	$	10,270,298

At December 31, 2019, the Company did not have any significant leases executed but not yet commenced.

As part of its building leases, the Company obtained a letter of credit for $27,000 from a bank for the year ended December 31, 2019 for the Chicago building lease on West Madison. The West Madison letter of credit is unsecured.

NOTE 10 - INTANGIBLE ASSETS

Intangible assets at December 31, 2019, consisted of the following:

	Asset Life (Years)	Cost	Accumulated Amortization	Net Carrying Value
Amortizable Intangible Assets:				
Customer Relationships	10	$ 2,600,000	$ (1,830,834)	$ 769,166
Non-Amortizable Intangible Assets:				
Trade Name		42,500	-	42,500
		$ 2,642,500	$ (1,830,834)	$ 811,666

As indicated above, customer relationships have an asset life of 10 years. The remaining amortization expense associated with this asset will be $260,000 annually over the next two fiscal years and $249,166 in the final year.

Notes to Financial Statements

NOTE 11 - INCOME TAXES

The tax effects of temporary differences that give rise to significant positions of deferred tax assets at December 31, 2019 are defined as follows:

Deferred Tax Assets		
Net Operating Loss Carryforwards	$	5,417,643
Deferred Revenue		37,923
Property and Equipment, net		15,229
Intangible Assets, net		99,013
Accrued Straight-line Rent		136,570
Accrued Bonus		32,626
Other Accrued		470,697
		6,209,701
Deferred Tax Liabilities		
Property and Equipment, net		(203,333)
Intangible Assets, net		(144,584)
Other		(9,452)
		(357,369)
Valuation Allowance		(5,417,643)
Net Deferred Tax Asset	$	434,689

The Company is treated as a disregarded entity for federal and certain state income tax purposes and B. Riley Financial, Inc. includes the taxable income of the Company on its tax return. As of December 31, 2019, the Company reported a deferred tax asset of $434,689 primarily due to the cumulative taxable loss from prior fiscal years.

This amount represented the Company's share of the current year and future deferred income taxes charged to the Company based on pre-tax income (loss) as part of the consolidated group that will be included in the federal and state income tax returns of B. Riley Financial, Inc. The Company is not currently under audit related to its federal income tax returns. As of December 31, 2019, tax years subsequent to December 31, 2015 remain open under the federal statute of limitations and for the Company's significant state jurisdictions. As of December 31, 2019, the Company had no liability for uncertain tax positions.

As of December 31, 2019, the Company had federal and state net operating loss carryforwards of approximately $21m and $19m, respectively. The federal and state net operating losses expire beginning June 30, 2030 and June 30, 2024, respectively.

Prior to the July 3, 2017 acquisition of the Company by B. Riley Financial, Inc., management determined that it was more l kely than not that the net operating loss carryforwards would expire unused and a valuation allowance equal to 100% of the deferred tax asset was recorded. Subsequent to the acquisition of the Company, B. Riley Financial, Inc., a portion of the valuation allowance was released as part of the purchase accounting entries. B. Riley Financial, Inc. recorded the purchase accounting entries and did not make an election under ASC 805 to push down the accounting to the Company. Consistent with the release of the valuation allowance by B. Riley Financial, Inc., the Company did not record a valuation allowance for the loss carryforwards generated after the acquisition.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is subject to certain legal and regulatory matters that arise in the ordinary course of business. In particular, the Company is named in and subject to various proceedings and claims including lawsuits, arbitration claims, and regulatory matters. The Company does not believe that the results of these claims are l kely to have a material effect on its financial position or results of operations.

NOTE 13 - SUBORDINATED LIABILITIES

The Company had a seven-year subordinated loan agreement to a clearing organization with a balance of $0 as of December 31, 2019. The note required seven annual principal installment payments of $121,429 plus accrued interest at the prime rate plus 1.00%, which was 6.25% at the anniversary and final payment date. The note was paid in full as of October 31, 2019.

The Company has a seven-year subordinated note payable to a clearing organization with balances of $1,071,429 as of December 31, 2019. The note requires three annual principal installment payments of $357,143 plus accrued interest at the prime rate plus 2.0%, which was 7.5% at the anniversary date and locked as of December 31, 2019. Prime rate plus 2.0% resets annually at anniversary of the loan origination date. The installment payments are due on the anniversary date of the loan beginning January 31, 2016.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings, when outstanding, are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

At December 31, 2019, future maturities of debt are as follows:

2020	$	357,143
2021		357,143
2022		357,143
	$	1,071,429

NOTE 14 - OFF-BALANCE SHEET RISK, CONCENTRATION OF CREDIT RISK AND GUARANTEES

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

The Company conducts business with several broker-dealers and clearing organizations for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company maintains cash balances at creditworthy financial institutions in bank accounts that, at times, may exceed the $250,000 insured limit set by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash and cash equivalents.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 15 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires maintenance of minimum net capital and that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 percent. At December 31, 2019 the Company had net capital of $5,187,132, which was $4,707,641 in excess of its required net capital of $479,491, and the Company's net capital percentage was 138.7.